OXFORD MEDIA, INC.
One Technology Drive, Building H
Irvine, California 92618

November 1, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Mr. Robert Burnett
Staff Accountant
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:  Oxford Media, Inc. (the “Company”)
     Item 4.01 Form 8-K filed October 21, 2005 as amended October 25, 2005
     File No. 0-51125

Dear Mr. Burnett:

In connection with the Company’s response to the Commissions comments in a letter dated October 27, 2005, this correspondence shall acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oxford Media, Inc.
By:

/s/ David P. Noyes
David P. Noyes
Chief Financial Officer